Exhibit 23.2

Consent of Independent Auditors

Board of Directors

Severstal Columbus, LLC:

We consent to the incorporation by reference in the registration statement on Form S-4 of Steel Dynamics, Inc. for the registration of $700.0 million of 5.125% Senior Notes due 2021 and $500.0 million of 5.500% Senior Notes due 2024 of our audit report dated April 11, 2014, with respect to the balance sheets of Severstal Columbus, LLC as of December 31, 2013 and 2012, and the related statements of operations, member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the Form 8-K of Steel Dynamics, Inc. dated November 6, 2014, and to the reference to our firm under the heading “Experts” in the prospectus.

Jackson, Mississippi
March 24, 2015